Exhibit (a)(1)(E)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock (Including the Associated Rights)

of

Vocus, Inc.

at

$18.00 Net Per Share

by

GTCR Valor Merger Sub, Inc.

a wholly owned subsidiary of

GTCR Valor Companies, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:30 A.M.,

NEW YORK CITY TIME, ON FRIDAY, MAY 16, 2014, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	April 18, 2014

We have been engaged by (i) GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), and (ii) Parent to act as Information Agent in connection with the offer to purchase all outstanding shares of common stock, par value $0.01 per share (“Common Stock”) of Vocus, Inc., a Delaware corporation (“Vocus”), and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus (“Rights”) pursuant to the Rights Agreement, dated as of May 13, 2013, as amended, by and between Vocus and American Stock & Transfer Company, LLC, as rights agent (each share of Common Stock together with the associated Rights are referred to herein as a “Share” and, collectively, as the “Shares”), at $18.00 per Share, net to the seller in cash, without interest, subject to any withholding tax required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares (which, together with the Offer to Purchase and Letter of Transmittal for Employee Restricted Shares and any amendments or supplements thereto, collectively constitute the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated April 18, 2014;

2.	Letter of Transmittal for Shares to be used by stockholders of Vocus in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal for Shares may also be used);

3.	A printed form of letter that may be sent to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

4.	Notice of Guaranteed Delivery with respect to the Shares.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares, that together with the Shares, if any, owned, directly or indirectly, by Parent or the Purchaser, (x) represents at least a majority of the shares of Common Stock outstanding as of immediately prior to the expiration of the Offer and (y) after giving effect to the Purchaser’s purchase of shares of Common Stock pursuant to the Top-Up Option (as defined in the Offer to

Purchase), if any, represents at least 90% of the shares of Common Stock then outstanding, in both cases, including shares of Common Stock issuable upon exercise of options as to which valid notices of exercise have been received before the expiration of the Offer and for which Shares have not been issued (the “Minimum Condition”). The Minimum Condition is determined without regard to Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement of such guarantee and is not waivable by the Purchaser without Vocus’s prior written consent. In addition to the Minimum Condition, the Offer is subject to the satisfaction of certain other conditions set forth in the Offer to Purchase, including, among other conditions, (i) the receipt by Parent of proceeds under a debt commitment letter (the “Debt Commitment Letter”), dated April 6, 2014, from Jefferies Finance LLC (the “Debt Financing Source”), pursuant to which, and subject to the terms and conditions thereof, the Debt Financing Source has committed to lend the amounts set forth in the Debt Commitment Letter to the Parent (the “Debt Financing”) for the purpose of funding the transactions contemplated by the Merger Agreement (as defined in the Offer to Purchase) or the Debt Financing Source has confirmed to Parent or the Purchaser that the Debt Financing will be funded in accordance with its terms at the completion of the Offer and the Merger, subject only to the satisfaction or waiver of the conditions to the Offer and the Merger and the funding of the equity financing required to complete the Offer and the Merger (as defined in the Offer to Purchase), (ii) the completion of the 15 consecutive business day marketing period for the Debt Financing, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) there not being any law or any order by a governmental authority prohibiting the completion of the Offer or the other transactions contemplated by the Merger Agreement, and (v) since April 6, 2014, no material adverse effect on Vocus having occurred, which is continuing. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 9:30 a.m., New York City time, on Friday, May 16, 2014, unless extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the depositary of (i) Share certificates (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal for Shares (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal for Shares) and (iii) any other documents required by the Letter of Transmittal for Shares. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the depositary. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the depositary and the information agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, PARENT OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL FOR SHARES.